Exhibit 97

CALIFORNIA WATER SERVICE GROUP

INCENTIVE COMPENSATION CLAWBACK POLICY

This Incentive Compensation Clawback Policy (this “Policy”) has been adopted by the Board of Directors (the “Board”) of California Water Service Group (the “Company”) effective October 2, 2023 (the “Effective Date”) and replaces in its entirety the Company’s Clawback Policy dated November 28, 2012 (the “Prior Policy”). Notwithstanding the foregoing, this Policy shall not affect any remedies or rights of recoupment that may become available to the Company under the Prior Policy with respect to any incentive compensation (or any portion thereof) that (i) was made, granted or Received prior to the Effective Date and (ii) is not recoverable under this Policy. The Board may amend or change the terms of this Policy at any time for any reason, including as required to comply with any laws, rules, regulations and listing standards that may be applicable to the Company.

Recoupment of Incentive-Based Compensation

In the event the Company is required to prepare an accounting restatement of the Company’s financial statements due to the Company’s material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements (each as defined below).

Policy Administration and Definitions

This Policy is administered by the Organization and Compensation Committee (the “Committee”) of the Board, subject to ratification by the independent members of the Board with respect to application of this Policy to the Company’s Chief Executive Officer, and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Rule 303A.14 adopted by the New York Stock Exchange (“NYSE”) to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”).

For purposes of this Policy:

•“Covered Executive” means all officers as appointed by the Board or the Board of Directors of any of the Company’s subsidiaries, including but not limited to any “executive officer” of the Company as defined under Rule 10D-1.

•A “Financial Reporting Measure” is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company’s stock price or total shareholder return.

•“Incentive-Based Compensation” means any compensation granted, earned or vested based in whole or in part on the Company’s attainment of a Financial Reporting Measure that was Received by a person (i) on or after the Effective Date and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation.

•Incentive-Based Compensation is deemed to be “Received” in the fiscal period during which the relevant Financial Reporting Measure is attained, regardless of when the compensation is actually paid or awarded.

•“Recovery Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy and any transition period of less than nine months that is within or immediately following such three fiscal years, all as determined pursuant to Rule 10D‑1.

Determination by the Committee

If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company’s restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined on a pre-tax basis (i.e., without regard to any taxes paid with respect to such compensation). The Company will maintain and will provide to NYSE documentation of all determinations and actions taken in complying with this Policy. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.

Methods of Clawback

The Company may effect any recovery pursuant to this Policy in any manner consistent with applicable law, including by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the NYSE listing rules and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

Not Exclusive Remedy

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company (including, but not limited to, Section 304 of the Sarbanes-Oxley Act of 2002); provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation pursuant to this Policy (or provide any advancement of expenses in such instance), nor will the Company pay or reimburse or agree to pay or reimburse any insurance premium to cover any such loss.

Certification

All Covered Executives subject to this Policy will be required to certify their understanding of and intent to comply with this Policy periodically.

Approved November 15, 2023